

Tony Cheung · 3rd

Consultant

Forest Hills, New York · 266 connections · Contact info

Flexstone Partners

Rensselaer Polytechnic Institute

Experience

Consultant
Flexstone Partners
Mar 2013 – Present · 7 yrs
New York, NY

Tech Consultant/Project Manager
HotelsByDay
Oct 2014 – Present · 5 yrs 5 mos
Greater New York City Area

Manager of Trading and Operations
Sauma Capital
Dec 2013 – Present · 6 yrs 3 mos

Trade Analyst
Caspian Capital Management
Mar 2005 – Mar 2013 · 8 yrs 1 mo
New York, NY

Responsible for reconciliation on daily trading, P&L and net asset valuations across all portfolios and funds. Performed monthly mark-to-market pricing procedures and analysis of floating-rate CMOs and analyzed fund NAVs to determine accurate accounting and valuation procedures were followed. Cash management for all funds and foreign exchange he ...see more

Education

Rensselaer Polytechnic Institute
BS, Information Technology, Finance

Licenses & Certifications

Intro to Python for Data Science
DataCamp
Credential ID 468ddfd4e954d876d62a8b7bb23cb29a28c0ce7b

See credential

Skills & Endorsements

Bloomberg · 8

Hansraj Persaud, MSc. and 7 connections have given endorsements for this skill

Business Strategy · 6

Pete Chung, aPHR and 5 connections have given endorsements for this skill

Hedge Funds · 6

Hansraj Persaud, MSc. and 5 connections have given endorsements for this skill

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